

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

<u>Via E-mail</u>
Jack Brothers
Chief Executive Officer
Red Bullet Racing Corporation
c/o 901 S. Federal Highway
Hallandale Beach, FL 33009

> **Re:     Red Bullet Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 20, 2012**
> **File No. 333-178754**
> **Macho Uno Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-178781**
> **Ginger Punch Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-178782**
> **Perfect Sting Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-178783**
> **Awesome Again Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-178784**
> **Ghostzapper Racing Corporation**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 23, 2012**
> **File No. 333-178785**

Dear Mr. Brothers:

        We have reviewed your response to our letter dated April 19, 2012 and have the following additional comments.

Red Bullet Racing Corporation

General

1. We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status;

   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - Your election under Section 107(b) of the Act:
     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Government Regulation, page 64

3. We note your response to prior comment 9. To the extent you are unable to obtain regulatory relief from the New York State Racing and Wagering Board and the Ontario Racing Commission, please disclose, if true, that you will not race your horses in these jurisdictions. Otherwise, please include disclosure that clearly explains the limits on secondary trading that will result from a decision to race your horses absent this regulatory relief.

Guarantee of Potential Debit Card Liabilities, page 75

4. We note your response to prior comment 10. If there is a possibility that the guarantee may not be executed, please revise to disclose this here, in the risk factor on page 34, and in the Summary of the Offering section. Also, please reconcile your disclosure here with the last sentence of the risk factor on page 34, which appears to suggest that you would not delay or rescind closing even if debit card transactions were challenged and not guaranteed.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief